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                            August 11, 2021

       Jennifer Ernst
       Chief Executive Officer
       Tivic Health Systems, Inc.
       39899 Balentine Drive, Suite 200
       Newark, CA 94560

                                                        Re: Tivic Health
Systems, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 3,
2021
                                                            File No. 333-258411

       Dear Ms. Ernst:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1 and revised graphic. However, your updated graphic does not appear
to contain a discussion of the competition you face from OTC pharmaceuticals and
saline irrigation in ClearUP's indications, as previously requested.
                                                        Please revise to either
include a discussion of this competition on your graphic or to disclose your revenues
for recently completed fiscal periods. Please note that this information should be
presented with equal prominence to your market-size statement on the graphic. For
guidance, please refer to Question 101.02 of our Compliance and
                                                        Disclosure
Interpretations, Securities Act Forms.
 Jennifer Ernst
Tivic Health Systems, Inc.
August 11, 2021
Page 2
Cost of Sales, page 39

2. Please expand your disclosure to explain how you determined that your inventory is not impaired given your recurring negative gross margins. In addition, please quantify your gross margin for each period presented and identify the specific reasons for variances.
Revenue, page 39

3. Please expand your disclosure to quantify the extent to which revenue variances were impacted by changes in prices or to changes in the volume of goods being sold or to the introduction of new products. Such disclosure is necessary for readers to understand the extent to which these factors impacted your reported operating results. See the guidance in
      Item 303(b)(2)(iii) of Regulation S-K.
Financial Statements for the Years Ended December 31, 2020 and 2019
Independent Auditors' Report, page F-2

4. Please provide a signed audit report from Rosenberg Rich Baker Berman PA. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameJennifer Ernst
                                                           Division of
Corporation Finance
Comapany NameTivic Health Systems, Inc.
                                                           Office of Life
Sciences
August 11, 2021 Page 2
cc:       Christopher L. Tinen, Esq.
FirstName LastName